Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

May 3, 2007	Nicole M. Runyan Direct Dial 212.806.6443 Direct Fax 212.806.7143 nrunyan@stroock.com

The Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Linda Stirling

Re:	The Swiss Helvetia Fund--Registration Statement on Form N-2 (File Nos: 333-141652; 811-5128)

Ladies and Gentlemen:

On behalf of The Swiss Helvetia Fund, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2007 (the “Registration Statement”).

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided by Linda Stirling of the Staff in a letter dated April 27, 2007. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information (the “SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

PROSPECTUS

1.	Staff Comment: In the summary of the Fund’s investment strategies, please disclose how the individual securities in which the [F]und invests are selected.

Response: The requested disclosure has been added under the heading “Prospectus Summary—Investment Objective and Policies—Investment Strategies.” The Adviser utilizes a macro-economic top-down approach to narrow the universe of possible investments, focusing on certain factors, including market volatility, interest rates and inflation forecasts, capacity, gross domestic product growth and earnings growth. Next, the Adviser relies on a fundamental analysis of each industry, and, within that industry, each company. Securities are evaluated for the opportunity for capital appreciation as well as for their potential to provide regular income and growth of income. The Adviser reviews each company’s potential for success in light of general economic and industry trends, as well as the company’s quality of management, financial condition, business plan, industry and sector market position, dividend payout ratio and corporate governance.

2.	Staff Comment: If the [F]und’s investments in “private equity funds” include investing in hedge funds, please disclose that fact and the attendant risks.

Response: The Fund’s investments in private equity funds or in funds of private equity funds (so-called “fund of funds”) are not expected to include so-called “hedge funds.” As such, the Fund believes that the disclosure in the Registration Statement about the types of the Fund’s permitted investments in private equity funds and the attendant risks associated with investment in private equity (lack of liquidity, dependence on an exit strategy, dependence on management/third party assistance, valuation difficulty) and in such funds (layering of fees, longer lock-up periods, reliance on the fund’s adviser) is sufficient.

3.

Staff Comment: In the section regarding Swiss Real Estate Companies, the disclosure states that “revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties.” Please reconcile this disclosure with the disclosure that the Fund may invest in mortgage real estate investment trusts.

Response: The disclosure has been clarified, as follows: “The Fund’s investments in REITs may including investing in “equity” REITs, “mortgage” REITs and “hybrid” REITs. Equity REITs are companies that invest the majority of their assets directly in real property and derive their income from rents, royalties and lease payments, as well as from capital gains from the sale of such properties. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their revenues primarily from the interest that they earn on the mortgage loans. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs.….”

4.

Staff Comment: Under the heading “Investment Adviser and Investment Advisory Agreement,” please add disclosure regarding the business engaged in by the parent companies of the Adviser. See Item 9.1.b(1) of Form N-2. In addition, please add the disclosure provided by Item 9.1.b(4) regarding the board’s approval of the advisory contract.

Response: The requested disclosure has been added. Hottinger et Cie (Zurich), whose principal office is located at Dreikonigstrasse 55, 8027, Zurich, Switzerland, provides to its customers a full range of investment services, including international portfolio management and corporate finance. Hottinger U.S. Inc., whose principal office is located at 1270 Avenue of the Americas, New York, New York, provides discretionary investment advisory services. Hottinger U.S. Inc. is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Hottinger et Cie (Zurich) and Hottinger U.S. Inc. each belong to the Hottinger Group. The Hottinger Group dates back to Banque Hottinguer, which was formed in Paris in 1786 and is one of Europe’s oldest private banking firms. The Hottinger Group has remained under the control of the Hottinger family through seven generations. It has offices in the Bahamas, Basel, Geneva, London, Lugano, Luxembourg, New York, Sion, Toronto, Vienna and Zurich.

In addition, a discussion regarding the basis for the approval of the Investment Advisory Agreement is available in the Fund’s semi-annual report for the period ended June 30, 2006.

5.

Staff Comment: Under the heading, “Dividend Reinvestment Plan,” please add the name, phone number and address of the person from whom additional information about the plan may be obtained. See Item 10.1.e(3) [sic] of Form N-2. In addition, please add disclosure regarding the income tax consequences of participation in the plan. See Item 10.1.e(5) [sic] of Form N-2.

Response: The requested disclosure has been added. Additional information about the Plan may be obtained from American Stock Transfer & Trust Company, Attention: Dividend Reinvestment Department, 40 Wall Street, New York, New York 10005, telephone number (718) 921-8200. In addition, the automatic reinvestment of dividends and other distributions pursuant to the Plan will not relieve participants of any income tax that may be payable or required to be withheld on such dividends or distributions.

STATEMENT OF ADDITIONAL INFORMATION

6.	Staff Comment: Please disclose whether the Fund has appointed an anti-money laundering compliance officer as required by the USA PATRIOT Act.

Response: The Fund is not required to appoint an anti-money laundering compliance officer. In April 2002, following the enactment of the USA PATRIOT Act, the Secretary of the Treasury temporarily exempted investment companies other than open-end investment companies from the requirement that they establish anti-money laundering programs (including the requirement to appoint an anti-money laundering compliance officer), and to date no regulations have been issued extending the Bank Secrecy Act requirements (as amended by the USA PATRIOT Act) to closed-end investment companies (such as the Fund). See “A Report to Congress in Accordance with §356(c) of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act),” submitted by the Secretary of the Treasury, the Board of Governors of the Federal Reserve System, the Securities and Exchange Commission (December 31, 2002) at 16.

7.

Staff Comment: Under the heading “Portfolio Managers,” please disclose the structure of and the method used to determine the compensation of each portfolio manager, and any differences between the method used to determine compensation with respect to the Fund and other accounts. See Items 21.2 and 21.3 of Form N-2. In addition, please disclose the dollar range of equity securities in the Fund beneficially owned by each portfolio manager. See Item 21.3 of Form N-2.

Response: The requested disclosure has been added. For the Fund’s fiscal year ended December 31, 2006, the portfolio managers were compensated by a competitive salary and bonus structure, which was determined both quantitatively and qualitatively. The portfolio managers are compensated on the performance of the aggregate group of portfolios they manage rather than for a specific fund or account, including the Fund. Various factors are considered in the determination of the portfolio managers’ compensation. All of the portfolios managed by the portfolio managers are comprehensively evaluated to determine each portfolio manager’s positive and consistent performance contribution over time.

Variable bonus is based on the portfolio managers’ quantitative performance as measured by their ability to make investment decisions that contribute to the pre-tax absolute and relative returns of the accounts managed by the portfolio manager, by comparison to predetermined benchmarks (for the Fund, the Swiss Market Index and the Swiss Performance Index) over the current fiscal year and the longer-term performance, as well as performance relative to peers. The portfolio managers’ bonuses also can be influenced by subjective measurement of the managers’ ability to help others make investment decisions.

Additionally, as of December 31, 2006, Mr. Comby owned between $50,000-$100,000 and Mr. Millisits owned over $100,000 of the Fund’s shares of common stock.

8.	Staff Comment: Please provide the disclosure required by Item 22.2.b of Form N-2.

Response: The requested disclosure has been added. In 2006, the Fund’s payment of $38,108 to Hottinger & Cie, an affiliate of the Adviser, accounted for 5.69% of the Fund’s aggregate brokerage commissions of $669,649. In 2006, Hottinger & Cie effected 10.34% of the Fund’s total brokerage transactions, which totaled $40,815,213.

GENERAL

9.

Staff Comment: We note that significant portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Review of the missing portions may take more time as much pertinent information is lacking.

Response: Substantial information has been added to the Amendment to further complete the Registration Statement, including required exhibits. We understand that you may have further comments on the new portions of the Amendment, disclosures made in response to the Staff’s comments, information supplied supplementally or exhibits added in the Amendment. As discussed with the Staff, the Registration Statement did not contain material pricing, fee and other related information, including dates of the offering, as that information was not—and could not have been—available at the time the Registration Statement was filed.

10.

Staff Comment: If you intend to omit certain information from the form of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

Response: The Fund may rely on Rule 430A under the Securities Act and will supplementally notify the Staff, before filing the final pre-effective amendment to its Registration Statement, if the Fund does intend to rely on Rule 430A and will identify the omitted information to the Staff.

11.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

Response: The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

12.

Staff Comment: Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section or prospectus apply to other sections of the prospectus in the filing that contain the same or similar disclosure.

Response: The Fund believes that the Amendment and this letter respond to the Staff’s comments. The Fund is aware that the Staff’s comments given in one section apply to other sections in the Registration Statement that contain the same or similar disclosure, and such conforming changes have been made.

13.

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the funds and their management are in possession of all facts relating to the funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, for each of the funds, please furnish a letter acknowledging that

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. The Fund would like to have the Registration Statement declared effective on May 11, 2007 and, thus, we would appreciate a prompt review by the Staff of the Amendment. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6443 or Stuart H. Coleman of this office at 212.806.6049.

Very truly yours,

/s/ Nicole M. Runyan
Nicole M. Runyan

cc:	Rudolf Millisits Stuart H. Coleman, Esq. Gary L. Granik, Esq.

The Swiss Helvetia Fund, Inc.
1270 Avenue of the Americas, Suite 400
New York, New York 10020

May 3, 2007

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Stirling

Re:	The Swiss Helvetia Fund, Inc. Registration Statement on Form N-2 (File Nos: 333-141652; 811-5128)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THE SWISS HELVETIA FUND, INC.

By:	/s/ Rudolf Millisits Rudolf Millisits Chief Financial Officer